

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2015

Via E-mail
Robert Colligan
Chief Financial Officer
Chimera Investment Corporation
1211 Avenue of the Americas, Suite 2902
New York, NY 10036

> **Re: Chimera Investment Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed June 4, 2014**
> **File No. 1-33796**
> **Form 10-Q for the Quarterly Period Ended June 30, 2014**
> **Filed August 11, 2014**
> **File No. 1-33796**
> **Form 10-Q for the Quarterly Period Ended September 30, 2014**
> **Filed November 10, 2014**
> **File No. 1-33796**

Dear Mr. Colligan:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief